Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

March 19, 2021

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Fund:	LVIP S&P 500 Buffer Fund (“Buffer Fund”) and LVIP S&P 500 Ultra Buffer (“Ultra Buffer Fund”) (collective, the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments conveyed via telephone on March 5, 2021, to the Registrant’s registration statement filed on January 20, 2021 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). Below please find a summary of your comments to the Registration Statement and the Registrant’s response. We intend to amend the Registration Statement to reflect your comments before the Funds are offered to any new shareholders.

Front Cover Page/Supplemental Cover Pages

1)	Provide the full name of the Fund on the front cover page.

Response:

The Registrant added the full name of the Fund to the front cover page of the prospectus. We note in addition that the Registrant may amend the Registration Statement before its effectiveness in order to complete the Fund names. In that event, the Registrant may respectfully request that the effectiveness date be accelerated to April 5, 2021 the date on which it would automatically have gone effective in the absence of an amendment.

2)	Clarify the significance of including the month in the name of the Funds.

Response:

The Registrant intends to launch a new S&P 500 Buffer and Ultra-Buffer fund on a quarterly basis over the course of one year (i.e., the suite of funds will include quarterly funds for May, August, November, and February).

3)	Consider revising the last sentence of the 3rd sub-bullet of the 2nd header bullet by adding the phrase “and therefore investors” after the word “Fund.”

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

If the Index experiences returns over an Outcome Period in excess of the Cap, the Fund, and therefore investors, will not experience those excess gains.

4)	Consider revising the first sentence of the 4th header bullet to clarify that Outcomes only apply if you invest on the first day and hold until the end of the Outcome Period.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Fund’s strategy is designed to produce specific Outcomes, which may only be realized if you are holding shares of the Fund on the first day of the Outcome Period and continue to hold them on the last day of the Outcome Period.

5)	Consider deleting the word “likely” from the second sentence of the 2nd sub-bullet under the 6th header bullet.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

An investor purchasing shares after the Fund has decreased in value beyond the Buffer would gain no benefit from the Buffer.

6)	Disclose within the 7th header bullet or in a separate bullet that the Buffer and/or Cap can change when a new one-year Outcome Period begins.

Response:	The requested revision has been made. The Registrant revised the 7th header bullet as follows:

●	After the conclusion of an Outcome Period, another one-year Outcome Period will begin. Each Outcome Period will have a new Cap, which may be higher or lower than the current Cap.

Fund Summary – Fee and Expense Table

7)	In accordance with revised Form N-1A (rev. Feb. 2021), present the second sentence of the introductory paragraph before the Fee Table in bold format.

Response:	The Registrant revised the sentence accordingly.

8)	With respect to Footnote 3, confirm that all applicable fee waiver and expense limitation agreements will be in place at least one year from the date of the prospectus.

Response:	The Registrant confirms that all such agreements will be in place at least one year from the date of the prospectus.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

Fund Summary – Principal Investment Strategies

9)	State whether the Index is a price return index, and if so, state the implications for investors of excluding dividends from investment return.

Response:	The requested revision has been made. The Registrant added the following sentence to the Principal Investment Strategies:

The Index is a price return index, which captures only the capital appreciation component of the issuers in the Index and not the associated dividend payments. The Fund, and therefore investors in the Fund, will not receive the benefit of such dividends.

10)	With respect to the first sentence of the second paragraph, consider revising the clause “through an underlying fund” with “in an underlying fund which tracks the Index.”

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Fund, under normal circumstances, invests at least 80% of its assets in options that reference the Index or in an underlying fund which tracks the Index.

11)	With respect to the second sentence of the third paragraph, consider revising to clarify how caps and buffers are calculated with respect to an Outcome Period.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The pre-determined Outcomes sought by the Fund, which include the buffer and cap discussed below, are based upon the performance of the Index during the Outcome Period.

12)	In the first paragraph under the sub-title “Buffer,” revise the disclosure to include the buffer before and after fees and expenses.

Response:

We respectfully decline to implement this comment. As discussed below in response to comment 14, the prospectus refers current and potential investors to a website that shows detailed information, including initial and remaining buffer and cap information net of fund and insurance product fees, each updated on a daily basis. We believe that investors may be confused if the prospectus includes information for buffer and cap net of fund expenses only, for each of two share classes, each of which will be different from the numbers shown on the website. We believe further that the website’s information will more accurately reflect the actual investment experience a contractholder may expect when investing in the Funds. We believe investors will be better served by disclosure in the prospectus instructing them to consult the website for daily updated buffer and cap numbers, including figures net of all product and fund expenses and fees. We intend to include additional disclosure on this point in the Fund’s amended prospectus filing.

13)	Clarify or delete the second sentence in the first paragraph under the subtitle “Cap” as the following paragraph also states the cap is set based on the cost of providing the buffer.

Response:	The requested revision has been made. The Registrant deleted the sentence.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

14)	In the last sentence of the second paragraph under the subtitle “Cap,” add disclosure regarding how shareholders will be notified of the change in the buffer and/or cap.

Response:	The requested revision has been made. The Registrant added the following paragraph under the subtitle “Cap” as follows:

The Fund’s website, lincolnfinancial.com/definedoutcomefunds, provides important Fund information on a daily basis, including information about the Cap and Buffer, current Outcome Period start and end dates, and information relating to the remaining potential Outcomes of an investment in the Fund. Investors considering purchasing shares should visit the website for the latest information.

The Registrant also added the following paragraph under the paragraph entitled “Fund Rebalance”:

Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Cap for the next Outcome Period. Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Cap (both gross and net of Fund expenses) for the next Outcome Period.

15)	In the last sentence of the last paragraph under the subtitle “Cap,” delete the word “certain” from the sentence.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The returns that the Fund seeks to provide do not include the costs associated with purchasing shares of the Fund and the expenses incurred by the Fund.

16)	In the fourth sentence of the paragraph below the location of the placeholder of the images, revise the sentence to more accurately reflect the data displayed in the table.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

It is not intended to, nor could it, predict or project the actual performance of the Fund or the Index.

17)	In the third paragraph under the subtitle “Investment Strategy of the Buffer,” clarify what the “index tracking layer” is.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Index tracking layer of FLEX Options is designed to work alongside the Fund’s investment in the Underlying Fund to produce returns that match those of the Index for an Outcome Period if the Index has experienced gains during that Outcome Period.

18)

With respect to the third paragraph under the subtitle “Investment Strategy of the Buffer,” consider defining “underlying fund” earlier in the principal investment strategies as the sentence is the first reference to an underlying fund.

Response:	The Registrant respectfully notes that the term “Underlying Fund” is defined prior to the paragraph entitled “Investment Strategy of the Buffer”.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

19)

In the 2nd bolded sentence in the last paragraph entitled “Buffer” on page 3 of the prospectus, consider inverting the statement so that the portion about an investor not benefitting from the buffer is in the first part of the sentence.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

If an investor purchases shares during an Outcome Period, and the Fund has already decreased in value by 12% or more during that Outcome Period, that investor may not benefit from the Buffer for the remainder of the Outcome Period, but will have increased gains available prior to reaching the Cap.

Fund Summary – Underlying Fund

20)	Clarify in the first paragraph whether the Fund’s performance reflects any dividends paid by the underlying fund.

Response:	The requested revision has been made. The Registrant added the following sentence to the first paragraph.

The Fund will reinvest Underlying Fund dividends and distributions in additional Underlying Fund shares.

21)	If available, update the market capitalization range of companies comprising the Index as of a more recent date.

Response:	The requested revision has been made using the market capitalization range as of March 8, 2021.

22)	With respect to the last paragraph referring to the Fund’s website, present the entire sentence in bold format.

Response:	The Registrant revised the sentence accordingly.

Fund Summary – Principal Risks

23)	Consider whether there are risks specific to investing in another investment company that should be disclosed as a principal risk.

Response:	The requested revision has been made. The Registrant added Fund-of-Funds Risk to the Principal Risks section.

24)	With respect to Risks of Investing in a Particular Market Segment, include corresponding strategy disclosure.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

Response:

The requested revision has been made. The Registrant deleted Risks of Investing in a Particular Market Segment and replaced it with Information Technology Sector Risk. In addition, the Registrant added the following sentence:

As of December 31, 2020, a significant portion of the Fund’s investment exposure comprised companies in the information technology sector.

The Registrant also added similar disclosure in the discussion of the Underlying Fund.

25)

With respect to Liquidity Risk, if the Fund is exposed to liquidity risk outside of the FLEX Options, clarify in the discussion of Principal Risks. To the extent it is not clear in Liquidity Risk, update the disclosure accordingly.

Response:

The Registrant respectfully believes that the existing disclosure is appropriate. The Fund is potentially exposed to liquidity risk specifically with respect to its investments in FLEX Options, as disclosed under FLEX Options Risk. In addition, the Fund is potentially subject to liquidity risk in the event of significant shareholder redemptions, as disclosed under Liquidity Risk.

Other Comments

26)

In the Purchases and Sales of Fund Shares and Pricing of Fund Shares sections, the Fund discloses an early cut-off time prior to the time it calculates its NAV. Please explain why the early cut-off period is necessary. Please also explain how processing orders received after the cut-off time but before the fund strikes NAV is consistent with Rule 22c-1.

Response:	The Funds’ use of early cut-off times is consistent with Rule 22c-1.[1]

The investment objective of each Fund is to track the performance of a specified benchmark, subject to a specified Buffer and Cap. To meet its objective, each Fund seeks to be fully invested in the market (as represented by the Index) on a “real time” basis, i.e., to be fully invested at market close each day. To the extent a Fund is not fully invested in the market at the end of a trading day, its performance will not track the performance of the applicable underlying index – depending on the facts, the Fund’s performance will be either higher or lower than that of its underlying index.2

[1]

The Securities and Exchange Commission has stated that the purpose of adopting Rule 22c-1 was to “eliminate or reduce so far as reasonably practicable any dilution of the value of outstanding redeemable securities of registered investment companies through (i) the sale of such securities at a price below their net asset value or (ii) the redemption or repurchase of such securities at a price above their net asset value.” Investment Company Act Release No. 5519 (October 16, 1968).

[2]

For example, currently, if the Fund receives $10 million in purchase orders by 2:00 p.m., it would have two hours to process the orders, calculate the required trades for the Fund to remain fully invested, and place those trades before the markets close at 4:00 p.m. However, absent the Transaction Cut Off, if the Fund receives the same orders after 2:00 p.m., the adviser would likely not have enough time to process the orders and invest the $10 million dollars prior to market close. As a result, the Fund would, at the end of the day, have $10 million of uninvested cash. Should the market rise between 4:00 p.m. and whenever the Fund is able to get all the money invested the next day, the Fund would not be able to track its index. Conversely, if the Fund experiences net redemptions on a particular day, it requires a reasonable amount of time in which to calculate the required trades to generate the

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

The transaction cut-off times are designed to provide the Fund with sufficient time to execute purchases or sales of portfolio instruments at the 4:00 p.m. price, so that, consistent with the Funds’ investment objectives, the Funds are fully invested at the market close.3

Consistent with the purpose of Rule 22c-1, the transaction cut-off times help assure that each purchasing and redeeming shareholder receives full value for their investment, while protecting existing shareholders against the dilutive effects of purchase orders in a rising market and redemption orders in a falling market.4 [In addition, the Funds and their transfer agent do not “receive” purchase or redemption requests after the cut-off times disclosed in the Prospectus. If a shareholder attempts to initiate a trade after the cut-off times, the shareholder would be informed that the trade would be processed on the following business day and would receive the following day’s NAV. Consequently, each purchase and redemption is effected at the current NAV next determined receipt of the purchase or redemption order consistent with Rule 22c-1.

We believe that the imposition of transaction cut-off times is a reasonable policy that is designed to accommodate the needs of all shareholders, including active investors, without unduly compromising the Funds’ ability to pursue their investment objectives or adversely affecting shareholders’ interests. The Funds’ investment manager and its affiliates derive no direct or indirect benefit from the transaction-cut off times. The Funds’ principal underwriter, administrator, and sub-adviser have advised the Fund that they require two hours to process purchase and redemption requests and to execute any ensuing trades before the market close.

In addition, we note that early cut-off times have been used broadly in index fund order processes for many years. (See, for example, Rydex Series Trust (File Nos. 033-59692 and 811-07584), Company’s Response Letter to the Securities Exchange Commission (July 1, 2010), LEXIS (March 9, 2021).)

27)

Consider revising Item 9 (Investment Objective and Principal Investment Strategies) to avoid identical disclosure in Item 4. Explain in your response if more layered disclosure would not be applicable.

Response:

Due to the relatively novel and complex nature of the Funds’ investment strategies, the Registrant believes that the level of detail in Item 4 is appropriate and reasonable. The Item 9 section provides additional disclosure related to each Fund’s investment cash to Fund shareholder redemptions without diluting the interests of the remaining shareholders or introducing additional tracking error in the Fund’s strategy.
[3]

In fact, a Fund’s ability to adjust the ordering process in order to mitigate dilution of the value of its outstanding redeemable securities as a result of shareholder purchase or redemption activity is explicitly recognized in Rule 22c-1(a)(3), which allows a Fund to impose swing pricing for this exact reason.

[4]

In a volatile market, a “late” investor can effectively dilute the interests of existing shareholders. Dilution occurs when the Fund invests in securities, the next day, at a price higher than that used to calculate NAV for a “late” purchase. Similarly, dilution would occur when the Fund sells securities, the next day, at a price lower than that used to calculate NAV for a “late” redemption.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

objective and Rule 35d-1 of the Investment Company Act of 1940 as well as enhanced descriptions of principal risks.

28)	Incorporate all prior comments into the Ultra Buffer Fund’s prospectus.

Response:	The Registrant carried over the same comments to the Ultra Buffer Fund’s prospectus.

29)	Note that Item 33 provides the option of omitting underlying fund information if it is included in the most recently filed Form N-CEN.

Response:	Noted.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein, Esq.

Samuel K. Goldstein, Esq.

Assistant General Counsel – Funds Management

Enclosures

cc: Ronald Holinsky, Esq.

Christina E. Pron, Esq.

Cherie Wolfskill